UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Shoals Technologies Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

82489W107

(CUSIP Number)

David Cox

Legal Representative

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-6299

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Dean Solon
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization American

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 56,072,959 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 56,072,959 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,072,959 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.04% (1) (see item 5)
14	Type of Reporting Person IN

(1)

Consists of an aggregate of 56,072,959 shares of Common Stock (as defined below) issuable in exchange for LLC Interests (as defined below) and an equal number of shares of Class B Common Stock (as defined below) held by the Reporting Persons. See Item 1.

The ownership calculation is based on the aggregate number of LLC Interests and an equal number of shares of Class B Common Stock held by the Reporting Persons, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Common Stock only for purposes of computing the percentage ownership of the Reporting Persons. All percentages calculated in this Schedule 13D are based upon an aggregate of 103,947,650 shares of Common Stock issued and outstanding as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2021 in connection with the Follow-on Offering (as defined below).

1	Names of Reporting Persons Solon Holdco I, GP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 56,072,959 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 56,072,959 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,072,959 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.04% (1) (see item 5)
14	Type of Reporting Person PN

(1)	Consists of an aggregate of 56,072,959 shares of Common Stock issuable in exchange for LLC Interests and an equal number of shares of Class B Common Stock held by the Reporting Persons. See Item 1.

The ownership calculation is based on the aggregate number of LLC Interests and an equal number of shares of Class B Common Stock held by the Reporting Persons, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Common Stock only for purposes of computing the percentage ownership of the Reporting Persons. All percentages calculated in this Schedule 13D are based upon an aggregate of 103,947,650 shares of Common Stock issued and outstanding as disclosed in the Issuer’s final prospectus filed with the SEC on July 16, 2021 in connection with the Follow-on Offering.

1	Names of Reporting Persons Solon Holdco II, GP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 56,072,959 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 56,072,959 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,072,959 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.04% (1) (see item 5)
14	Type of Reporting Person PN

(1)	Consists of an aggregate of 56,072,959 shares of Common Stock issuable in exchange for LLC Interests and an equal number of shares of Class B Common Stock held by the Reporting Persons. See Item 1.

The ownership calculation is based on the aggregate number of LLC Interests and an equal number of shares of Class B Common Stock held by the Reporting Persons, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Common Stock only for purposes of computing the percentage ownership of the Reporting Persons. All percentages calculated in this Schedule 13D are based upon an aggregate of 103,947,650 shares of Common Stock issued and outstanding as disclosed in the Issuer’s final prospectus filed with the SEC on July 16, 2021 in connection with the Follow-on Offering.

1	Names of Reporting Persons Solon Holdco III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 56,072,959 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 56,072,959 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,072,959 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.04% (1) (see item 5)
14	Type of Reporting Person OO

(1)	Consists of an aggregate of 56,072,959 shares of Common Stock issuable in exchange for LLC Interests and an equal number of shares of Class B Common Stock held by the Reporting Persons. See Item 1.

The ownership calculation is based on the aggregate number of LLC Interests and an equal number of shares of Class B Common Stock held by the Reporting Persons, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Common Stock only for purposes of computing the percentage ownership of the Reporting Persons. All percentages calculated in this Schedule 13D are based upon an aggregate of 103,947,650 shares of Common Stock issued and outstanding as disclosed in the Issuer’s final prospectus filed with the SEC on July 16, 2021 in connection with the Follow-on Offering.

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 (the “Amended Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Amended Schedule 13D.

Item 1.	Security and Issuer

This Amendment amends and restates the first sentence of the last paragraph of Item 1 of the Amended Schedule 13D in its entirety as set forth below:

As of July 23, 2021, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned that number of shares of Common Stock set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Amended Schedule 13D in its entirety as set forth below:

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D, as of the date hereof are incorporated herein by reference.

The Reporting Persons, through the Founder, Holdco I and Holdco II, as parties to the Stockholders’ Agreement (as defined below), may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 35.04% of the Issuer’s Common Stock issued and outstanding, based on the aggregate number of LLC Interests and an equal number of shares of Class B Common Stock held by the Reporting Persons, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Common Stock only for purposes of computing the percentage ownership of the Reporting Persons. All percentages calculated in this Schedule 13D are based upon an aggregate of 103,947,650 shares of Common Stock issued and outstanding as disclosed in the Issuer’s final prospectus filed with the SEC on July 16, 2021 in connection with the Follow-on Offering.

The Reporting Persons have the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition of all 56,072,959 shares of Class B Common Stock described in Row (11) of the cover page of this Schedule 13D.

(c) Except as disclosed in Item 6 of this Schedule 13D (which are incorporated herein by reference), none of the Reporting Persons effected any transaction in Class B Common Stock in the past 60 days.

(d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class B Common Stock beneficially owned by the Reporting Persons.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment adds the text set forth below immediately after the first paragraph under the subheading “Follow-on Offering” in Item 6 of the Amended Schedule 13D:

In connection with the underwriters’ exercise of an option to purchase additional shares, which closed on July 23, 2021, in connection with the Follow-on Offering, the Founder, Holdco I and Holdco II sold 20,076, 662,516 and 1,325,031 LLC Interests, respectively, and an equal number of shares of Class B Common Stock to the Issuer at a price of $27.02 (the per-share price paid by the underwriters for shares of Class A Common Stock in the Follow-on Offering) for one LLC Interest and one share of Class B Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2021

DEAN SOLON

/s/ Dean Solon
Name: Dean Solon

SOLON HOLDCO I, GP

/s/ Dean Solon
Name: Dean Solon
Title: Managing Partner

SOLON HOLDCO II, GP

/s/ Dean Solon
Name: Dean Solon
Title: Managing Partner

SOLON HOLDCO III, LLC

/s/ Dean Solon
Name: Dean Solon
Title: Manager